Electronifie Securities LLC
(A Limited Liability Company)
Notes to Financial Statements

For the Year Ended December 31, 2015

Note 1 – Organization and Nature of Business

Organization

Electronifie Securities LLC (the "Company") was formed under the laws of the State of New York on October 9, 2013 for the purpose of operating an Alternative Trading System ("ATS"). The Company, a wholly owned subsidiary of Electronifie Inc. (the "Parent"), became a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") on November 10, 2014 and filed an initial operations report on Form ATS with the U.S. Securities and Exchange Commission ("SEC") on November 17, 2014.

The Company is a limited liability company. Accordingly, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Parent, nor its directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation, or liability of the Company.

The Company shall exist in perpetuity, unless terminated sooner in accordance with the New York Limited Liability Company Act. Upon winding up of the Company, the members will receive distributions if the assets or proceeds available exceed the amount required for the payment and discharge of all of the Company's debt and liabilities.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and the continuation of the Company as a going concern. At December 31, 2015 the Company had a member's deficiency of approximately $5,467,000 and a net loss of approximately $6,253,000 and cash used in operating activities was approximately $5,955,000 for the year then ended.

The Company is dependent on the Parent for funding. To date the Parent has funded the Company through contributions and subordinated loans. The Parent is currently raising funds with the intention to use the majority of the proceeds to fund the Company through contributions and subordinated loans with terms such that the loans would be available in computing net capital under the SEC's Uniform Net Capital Rule.

These factors raise substantial doubt as to the Company's ability to continue as a going concern. In the event that the Company's operations do not generate sufficient cash flows to fund operations and/or the Company is unable to obtain additional funds on a timely basis, the Company may be forced to curtail or cease its activities. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Note 2 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities

at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns revenues from riskless principal transactions with subscribers to the ATS. Subscriber trades are matched on the Electronifie trading system and are then executed as riskless principal transactions with a markup or markdown on one or both sides of the trade according to a schedule of fees. Non broker-dealer subscribers are required to elect an intermediating broker through which to execute their trades. The Company records its revenue transactions and clearing expenses on a trade date basis.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company follows an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2015, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties on the Statement of Operations. No such interest or penalties were recognized for the year ended December 31, 2015. The Company had no accruals for interest and penalties at December 31, 2015.

Note 3 – Concentration of Credit Risk

Cash

As of December 31, 2015, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the cash amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2015. As of December 31, 2015, the Company had a balance in its account at First Republic Bank in excess of FDIC limit of approximately $795,000.

Executing Brokers and Broker Dealer Subscribers

The Company is engaged in trading activities exclusively with broker-dealers. In the event counterparties do not fulfill their obligations, The Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has credit risk concentrations to a small number of Executing Brokers as well as at its Broker-Dealer counterparties. Credit risk to the Company's trading counterparties is greatly reduced given that all trades settle through

the National Securities Clearing Corporation ("NSCC"), that NSCC guarantees all transactions at midnight of trade date plus one day and that continuous net settlement was in place for all trades.

Note 4 – Related Party Transactions

Subordinated Loan Agreements

The Company entered into Subordinated Loan Agreements ("SLA") on November 10, 2014 and again on April 21, 2015 with the Parent in order to fund its operations. The SLAs are for $2,100,000 and $4,500,000 respectively, and bear interest at a rate of 5% per annum. Each loan has a three-year term which begins to mature at November 10, 2017. The terms and conditions of the SLAs do not allow for any payment of interest or principal prior to the first year anniversary of each respective agreement. For the year ended December 31, 2015, the Company incurred approximately $261,000 in interest expense associated with the terms and conditions of the SLA which is included on the Statement of Operations. At December 31, 2015 the Company has approximately $170,000 of accrued interest in accounts payable and accrued expenses on the Statement of Financial Condition.

The Subordinated Loans are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on January 1, 2015. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, employee salaries, technology, rent, legal and accounting provided to the Company. Included in the ESA is a quarterly Software License Fee of $200,000 for the use of the technology which operates its ATS and is the property of the Parent.

For the year ended December 31, 2015, the Company incurred expenses of approximately $5,269,000 in conjunction with the ESA. These expenses were allocated to general and administrative, marketing and advertising, occupancy, employee compensation and benefits, professional fees and technology and communication.

On December 18, 2015, the Parent waived amounts owed for the fourth quarter 2015 Software License Fee of $200,000 and an additional $200,000 in ESA expenses accrued for the month of December 2015 in exchange for a $400,000 member's equity contribution into the Company. The Company owed $250,000 to the Parent at December 31, 2015 pursuant to the agreement.

Note 5 – Receivable and Deposits from Clearing Organizations and Payable to Broker Dealers

On July 15, 2015, the Company entered into a Fully Disclosed Clearing Agreement with a second clearing firm. On September 30, 2015 the Company amended its clearing arrangement whereby the Company needs to maintain a minimum Net Capital of $3,000,000 beginning February 1, 2016. Notwithstanding the foregoing, the second clearing firm is allowing the Company to operate with a minimum Net Capital of $1,000,000. The Company is renegotiating its clearing arrangement with the second clearing firm.

The Company trades and clears all of its trades through its clearing firms. The clearing for the Company's trades are performed by its clearing brokers pursuant to a fully disclosed clearing agreement. The Company has agreed to indemnify its clearing firms for losses the clearing firms may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's Clearing Agreement with its first clearing firm was terminated on December 31, 2015.

Approximately $600,000 remained on deposit with the two clearing firms as of December 31, 2015 which is in receivable

and deposits from clearing organizations on the Statement of Financial Condition.

These deposits will be available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 6 – Income Taxes

At December 31, 2015, the Company had deferred tax assets of approximately $3,145,000 relating to net operating loss carryforwards and a full valuation allowance of the same amount. At December 31, 2015, the Company has a federal net operating loss carryforward for income tax purposes of approximately $6,180,000 which will expire in 2034 and 2035. During the year ended December 31, 2015, the Company increased its valuation allowance by approximately $3,140,000. Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to the valuation allowance related to deferred tax assets.

Note 7 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the Company's first 12 months of operations. After the first full year of operations of the Company, effective November 11, 2015, the required aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,120,060, which exceeded the minimum requirement of $24,218 by $1,095,842. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1 as of December 31, 2015.

Note 8 – Subsequent Events

Parent Company Equity Contribution

On January 12, 2016, the Parent agreed to further waive the ESA by the $200,000 software license fee due to the Parent for the first quarter of 2016 and the remainder of Due to Parent at December 2015 under the ESA of $250,000 as well as all of the expenses accrued in January 2016 under the ESA (approximately $450,000) in exchange for a $900,000 equity investment in the Company.

The Company has evaluated subsequent events through February 23, 2016, which is the date the financial statements were available to be issued.